9/21

08002751

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rye Patch Gold Corp.

*CURRENT ADDRESS 1170 West Hastings St.
Vancouver, British Columbia
V6E 2K3

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
MAY 28 2008
THOMSON REUTERS

FILE NO. 82- 35199 FISCAL YEAR 12/31/07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
F 14A (PROXY)	☐		

OICF/BY: EBS

DAT : 5/22/08

Rye Patch
GOLD CORP.

RYE PATCH GOLD CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2007

HAY & WATSON | Chartered Accountants

1822 West 2nd Avenue, Vancouver, BC, Canada V6J 1H9
P 604 732 1466 F 604 732 3133 E info@hay-watson.bc.ca

AUDITORS' REPORT

To the Shareholders of
Rye Patch Gold Corp.

We have audited the consolidated balance sheets of Rye Patch Gold Corp. as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit and of cash flows for the year ended December 31, 2007 and the period from incorporation, April 13, 2006 to December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.

Hay + Watson

Chartered Accountants
Vancouver, British Columbia
April 21, 2008

Rye Patch Gold Corp.

(An Exploration Stage Company)

Consolidated Balance Sheets

Statement 1

	December 31, 2007	December 31, 2006 (Restated Note 3)
ASSETS		
Current		
Cash and cash equivalents	$ 2,447,983	$ 574,443
Accounts receivable	53,877	3,957
Due from related party *(Note 9)*	-	10,960
Prepaid expenses	84,058	56,063
	2,585,918	645,423
Mineral properties *(Note 4)*	2,177,279	599,992
Other capital assets *(Note 5)*	80,274	75,014
Reclamation bond *(Note 6)*	45,463	-
Deferred financing costs	-	10,485
	$ 4,888,934	$ 1,330,914
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 79,023	$ 41,663
Due to related parties *(Note 9)*	15,071	5,300
	94,094	46,963
SHAREHOLDERS' EQUITY		
Share capital *(Note 7)*	5,837,303	1,338,219
Share subscriptions	-	280,000
Contributed surplus *(Note 7)*	1,930,439	60,275
Deficit *(Statement 2)*	(2,972,902)	(394,543)
	4,794,839	1,283,951
	$ 4,888,934	$ 1,330,914

Continuing operations *(Note 1)*
Commitments & contingencies *(Note 10)*
Subsequent events *(Note 13)*

ON BEHALF OF THE BOARD:

"Joe Kajzso"
________________________, Director

"William C Howald"
________________________, Director

- See Accompanying Notes –

Rye Patch Gold Corp.

(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit

	For the year ended December 31, 2007	For the period from April 13, 2006 to December 31, 2006 (Restated Note 3)
Mineral property operations *(Note 4)*		
Mineral property expenses		
Exploration costs	$ 1,536,599	$ 135,752
Miscellaneous property investigations	3,428	48,144
	1,540,027	183,896
Other revenue		
Interest income	68,160	9,302
Administrative expenses		
Accounting and audit *(Note 9)*	100,000	32,500
Amortization	27,571	2,501
Insurance	46,229	5,701
Investor relations	101,623	3,985
Legal fees *(Note 9)*	30,791	18,167
Management fees *(Note 9)*	97,188	-
Office and administration *(Note 9)*	94,015	34,486
Rent	73,932	26,515
Stock-based compensation	241,152	55,423
Travel	31,825	10,577
Transfer agent and filing fees	35,290	-
Wages and bonuses	231,535	30,094
Recovery of administrative overhead	(4,659)	-
	1,106,492	219,949
Net loss for the period	(2,578,359)	(394,543)
Deficit – beginning of the period	(394,543)	-
Deficit – end of the period	$ (2,972,902)	$ (394,543)
Loss per share – basic and fully diluted	$ 0.13	$ 0.03
Weighted average number of shares outstanding – basic and fully diluted	21,667,753	15,113,744

Rye Patch Gold Corp.

Statement 3

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

	For the year ended December 31, 2007	For the period from April 13, 2006 to December 31, 2006
CASH RESOURCES PROVIDED BY (USED IN)		
Operating activities		
Net loss for the period	$ (2,578,359)	$ (394,543)
Items not involving cash		
Amortization	27,571	2,501
Stock-based compensation	241,152	55,423
Changes in non-cash working capital items		
Accounts receivable	(49,920)	(3,957)
Due from/to related parties	20,731	(5,660)
Prepaid expenses	(27,995)	(56,063)
Accounts payable and accrued liabilities	37,360	41,663
	(2,329,460)	(360,636)
Investing activities		
Mineral properties	(716,637)	(99,992)
Purchase of other capital assets	(32,831)	(77,515)
Reclamation bonds	(45,463)	-
	(794,931)	(177,507)
Financing activities		
Shares issued for cash	5,340,930	1,126,612
Share issue costs	(342,999)	(14,026)
	4,997,931	1,112,586
Net increase in cash and cash equivalents	1,873,540	574,443
Cash and cash equivalents – beginning of the period	574,443	-
Cash and cash equivalents – end of the period	$ 2,447,983	$ 574,443
Supplemental non-cash information		
Mineral property acquisition paid in shares and warrants (Note 4)	$ 1,110,650	$ 500,000
Broker's corporate finance fees and commission paid in shares (Note 8)	281,375	-
Reduction in mineral property acquisition paid in shares (Note 3)	(250,000)	-
Options granted to broker on financing (Note 8)	249,743	-
Interest received	$28,547	$9,302

- See Accompanying Notes –

1. Continuing operations

The Company was incorporated under the British Columbia Business Corporations Act on April 13, 2006.

The Company is an exploration stage company and is engaged principally in the acquisition and exploration of mineral properties. The recovery of the Company's investment in its mineral properties is dependent upon the future discovery, development and sale of minerals, or the sale of these properties, and the ability to raise sufficient capital to finance these activities, or the sale of these properties.

These consolidated financial statements have been prepared on the basis that the Company is a going concern. This presumes that the Company will continue operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent on obtaining additional financing through the issuance of common shares. These consolidated financial statements do not reflect the adjustments or reclassifications necessary if the Company was unable to continue operations.

2. Significant accounting policies

Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and include the following significant policies:

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Rye Patch Gold US Inc. (individually and collectively, the "Company").

Use of estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Significant estimates used in the preparation of these consolidated financial statements include, amongst others, amortization, determination of the net recoverable value of assets, share based compensation, determination of tax assets and liabilities, and contingencies.

2. Significant accounting policies - *continued*

Mineral properties

The Company accounts for its mineral property interests by capitalizing the costs of acquisition, by property, and by expensing to operations the costs of exploration as they are incurred. Sale and option proceeds received will be credited against the capitalized acquisition cost of the related interests, with any excess being credited to operations. Gains or losses will not be recognized on the partial sale or disposition of interests, except when a significant disposition of reserves has been made. Future exploration and development costs will be capitalized for a property when the existence of a mineral reserve on that property has been established. If commercial production commences, the net capitalized costs will be charged to future operations using the unit-of-production method based on estimated recoverable reserves by property. The net costs related to abandoned properties are written off.

The Company reviews the carrying value of its mineral property interests whenever events or changes in circumstances indicate that carrying values may exceed estimated net recoverable amounts. This is determined by comparing the carrying value to estimated future operating results and undiscounted cash flows. An impairment loss is recognized when the carrying value of those assets exceeds their estimated fair value and is not recoverable.

Environmental expenditures

The operations of the Company have been, and may in the future be, affected by changes in environmental regulations, including those relating to future reclamation and site restoration. The likelihood of new regulations and their overall effect upon the Company are unknown and unpredictable. The Company plans to meet and, if possible, surpass standards set by legislation, by applying technically proven and economically feasible measures.

Environmental expenditures relating to ongoing environmental and reclamation programs will be charged to operations as incurred, or capitalized and amortized, depending on their future economic benefits, over the estimated remaining life of the related business operation, net of expected recoveries. These costs will be recognized when the ultimate liability is reasonably determinable. Management's estimate of reclamation and restoration costs has not been included in these consolidated financial statements as the amount is not currently material.

Other capital assets

Other capital assets are recorded at cost and amortized over their estimated useful life. The Company records amortization on a declining balance basis for equipment and furniture, and on a straight-line basis for leasehold improvements. The amortization rate is reduced by one-half in the years of acquisition and disposal, except in the case of leasehold improvements which are depreciated at the full rate in the year of acquisition and disposal. The amortization rates are:

Computer equipment	45%
Computer software	100%
Office furniture and equipment	20%
Exploration equipment	20%
Leasehold improvements	20%
Vehicles	30%

2. Significant accounting policies – *continued*

Foreign currency translation

The Company's reporting currency is the Canadian dollar. The Company's subsidiary is financially and operationally integrated with the Company, and its financial statements are translated into Canadian dollars using the temporal method. Under this method, foreign currency transactions are translated into Canadian dollars as follows:

- monetary assets and liabilities at the rate of exchange prevailing at the balance sheet dates;
- non-monetary assets and liabilities at the applicable historical exchange rates; and
- revenues and expenses at the average rates of exchange during the period, other than amortization which is translated at historical rates.

The resultant foreign exchange gains and losses are included in operations for the period.

Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future tax assets and liabilities are determined, using enacted or substantially enacted income tax rates at each balance sheet date, based on the differences between financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and losses carried forward. When the future realization of income tax assets does not meet the test of more likely than not, a valuation allowance is recognized.

Stock based compensation

From time to time, the Company grants options to directors, officers, consultants and employees to purchase common shares. The Company accounts for its stock-based compensation plan using the fair-value method. Compensation costs, equal to the fair value of the stock options on the date of grant, are recognized in operations, with an offsetting credit to contributed surplus, for options granted to employees and directors over the period during which the related options vest. Compensation costs are recognized in operations, with an offsetting credit to contributed surplus, for options granted to non-employees based on the fair value of the options at the date granted. Consideration paid upon exercise of stock options, along with the applicable amount of contributed surplus, is credited to share capital.

Loss per share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed using the treasury stock method. This method assumes that the proceeds on the exercise of outstanding options and warrants are used to purchase common shares at the average market price during the period. If the result is anti-dilutive, diluted loss per share is the same as basic loss per share.

2. Significant accounting policies – *continued*

Financial instruments

The Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants (the "CICA") for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income during the year ended December 31, 2007. The adoption of the recommendations had no material effect on the Company's accounting for its financial instruments.

Financial instruments are classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in operations; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is no longer recognized or impaired, at which time the amounts are recorded in operations. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from operations calculated in accordance with generally accepted accounting principles.

The Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and due to/from related parties are classified as other financial liabilities. The Company had neither available-for-sale, nor held-to-maturity instruments during the year ended December 31, 2007.

The Company had no "other comprehensive income or loss" transactions during the year ended December 31, 2007, and no opening or closing balances of accumulated other comprehensive income or loss.

Interest rate risk

The Company is exposed to interest rate risks as a result of holding cash equivalent investments of varying maturities. The Company limits this risk by investing in only highly liquid securities with short-term maturities issued by banks in Canada.

Credit risk

The Company is exposed to credit risk as a result of its accounts receivable included in these financial statements. The Company considers this risk to be limited as the amount receivable is substantially from governments in Canada.

2. Significant accounting policies – *continued*

Financial instruments - *continued*

Exchange rate risk

The Company is exposed to exchange rate risks as a result of conducting most of its mineral property operations in the United States. The Company's strategy to limit this risk is to constantly monitor exchange rates and time its fund conversions to obtain the best possible result.

New accounting pronouncements

a) Financial instrument disclosures

In March 2007, the CICA issued CICA Handbook Section 3862, Financial Instruments - Disclosures, and Section 3863, Financial instruments- Presentation, which applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007 and which together compromise a complete set of disclosure and presentation requirements that revise and enhance current disclosure requirements for financial instruments. Section 3862 requires disclosure of additional detail by financial asset and liability categories. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

The Company will implement these disclosures in the first quarter of 2008, although the adoption of this section is not expected to have an impact on the Company's disclosure.

b) Capital disclosures

In December 2006, the CICA issued Section 1535 of the CICA Handbook, Capital Disclosures, which applies to fiscal years beginning on or after October 1, 2007. This section establishes standards for disclosing information about an entity's capital and how it is managed. The Company will implement these disclosures in the first quarter of 2008.

3. Accounting changes and restatement

In contemplation of the policies of the TSX Venture Exchange (the "Exchange") and the British Columbia Securities Commission, the Company determined during the year ended December 31, 2007, that the following changes were required:

1. The Company's accounting policies were changed from expensing all costs of acquiring and exploring mineral properties as they were incurred, to capitalizing the costs related to the acquisition of properties and expensing exploration costs as incurred. As required by generally accepted accounting principles, this change was accounted for retroactively and mineral property acquisition costs of $599,992 incurred during the period ended December 31, 2006 were capitalized as at December 31, 2006, and the deficit at that date was reduced by the same amount.

2. The 5,000,000 common shares issued for the acquisition of the Wilco property (Note 4a) was reduced to 2,500,000 common shares on March 30, 2007, as 2,500,000 common shares were surrendered for cancellation at that date (Note 7e). The deemed issue value of these outstanding shares remained at $0.10 per share (Note 7b).

3. The number of common shares issued on incorporation was reduced from 6,000,000 to 3,000,000 on March 31, 2007, as 3,000,000 common shares were surrendered for cancellation at that date (Note 7e). The subscribers of these common shares also agreed to increase the consideration paid for the remaining outstanding shares by paying an additional $39,940 on March 30, 2007 (Notes 7f and g).

4. Mineral properties

Expenditures on mineral properties for the period from incorporation to December 31, 2006, and for the year ended December 31, 2007 were:

	Wilco - Newmont Property (Note 5a)	Coal Canyon Property (Note 5b)	Gold Ridge Property (Note 5c)	Jessup Property (Note 5d)	Lincoln Hill Property (Note 5e)	Total (Restated Note 3)
Acquisition costs						
Initial acquisition costs (Note 7b)	$ 507,900	$ -	$ -	$ -	$ -	$ 507,900
Holding costs	50,903	-	-	-	-	50,903
Staking	5,172	22,130	13,887	-	-	41,189
Total acquisition costs as at December 31, 2006	563,975	22,130	13,887	-	-	599,992
Exploration expenditures						
Geological	126,830	123	3,887	-	-	130,840
Geochemical	460	-	-	-	-	460
Geophysical	2,115	-	-	-	-	2,115
Overhead	120	-	-	-	-	120
Travel and accommodation	1,373	844	-	-	-	2,217
Total exploration expenditures on active properties for fiscal 2006	130,898	967	3,887	-	-	135,752
otal expenditures on active properties as at December 31, 2006	$ 694,873	$ 23,097	$ 17,774	$ -	$ -	$ 735,744

4. Mineral properties (continued)

Acquisition costs						
Acquisition costs as at December 31, 2006	$ 563,975	$ 22,130	$ 13,887	$ -	$ -	$ 599,992
Initial acquisition costs	172,402	-	-	1,268,399	92,475	1,523,276
Reduction in initial acquisition costs (Notes 3 and 7h)	(250,000)	-	-	-	-	(250,000)
Royalty payments	-	-	-	50,497	-	50,497
Holding costs	51,531	74,444	46,265	34,457	-	206,697
Staking costs	1,960	-	-	25,852	9,005	36,817
Total acquisition costs for fiscal 2007	(24,107)	74,444	46,265	1,379,205	101,480	1,577,287
Total cumulative acquisition costs as at December 31, 2007	**$ 539,868**	**$ 96,574**	**$ 60,152**	**$ 1,379,205**	**$ 101,480**	**$ 2,177,279**
Exploration expenditures						
Exploration expenditures on active properties for fiscal 2006	130,898	967	3,887	-	-	135,752
Drilling	859,853	-	-	-	-	859,853
Geological	390,100	19,692	9,664	14,230	2,406	436,092
Geochemical	216,171	-	-	722	-	216,893
Overhead	19,619	96	-	798	-	20,513
Travel and accommodation	3,248	-	-	-	-	3,248
Total exploration expenditures charged to operations for fiscal 2007	$ 1,488,991	$ 19,788	$ 9,664	$ 15,750	$ 2,406	$ 1,536,599
Total cumulative expenditures on active properties charged to operations as of December 31, 2007	**$ 1,619,889**	**$ 20,755**	**$ 13,551**	**$ 15,750**	**$ 2,406**	**$ 1,672,351**

4. Mineral properties - *continued*

a) Wilco - Newmont Property

On December 15, 2005, North American Diversified Resources Corporation ("NADR") and Newmont Mining Corporation ("Newmont"), the lessor of the property, entered into a Mining Lease and Sublease agreement (the "Agreement") on the Wilco Property claims. On April 20, 2006, NADR assigned its rights and interests under the Agreement to the Company.

In consideration of this assignment, the Company issued 4,500,000 shares to NADR and 500,000 shares to a third party identified by NADR (Notes 7b and h). These shares were valued at $500,000 (Note 3). Neither party was related to the Company at the time of the acquisition. The Company has also paid NADR US$150,000,

Under the Agreement, the Company is obligated to make the following future minimum expenditures on this property:

		Amount	
By December 15, 2007	US$	600,000	Requirement met
By December 15, 2008		100,000	Requirement met
By December 15, 2009		500,000	Requirement met
By December 15, 2010		1,800,000	
	US$	3,000,000	

If the Company does not make the required expenditures, during any period ending on an anniversary date, the Company can pay Newmont 150% of the shortfall, in cash, within 30 days of that date, if the Company wishes to retain its interest. Beginning on December 15, 2011, the sixth anniversary of the Agreement, and each anniversary date thereafter, the Company is obligated to pay Newmont, an annual rent of US$84,714 in cash within 30 days of each anniversary date, if at least US$500,000 was not spent on the property in the preceding anniversary year. This annual rent will fluctuate with the Consumer Price Index.

The Company is also obligated to pay the owner of certain mining claims a net smelter return ("NSR") of between 2% and 5% (calculated based on the monthly price of gold), and advanced royalty payments of US$15,000 annually until 2012, and US$20,000 every year thereafter.

Newmont may enter into a joint venture agreement with the Company at any time up to the date that is 120 days after the Company delivers a feasibility study to Newmont. If a joint venture commences, Newmont has the option of spending US$15,000,000 on the property by the 8th anniversary date of this agreement (Phase 1 Earn-In Expenditures). Newmont's initial interest in the joint venture will be 60%, and the Company's interest will be 40%, if Newmont makes the required expenditures. Newmont will earn an additional 10% interest if it notifies the Company within 90 days of completing the Phase 1 Earn-in Expenditures, and by spending an additional US$5,000,000. If a joint venture commences, the Company will not be required to make any further minimum expenditures on the property. If Newmont does not exercise the joint venture option, elects not to proceed with the joint venture after the joint venture agreement is signed or fails to complete the Phase 1 Earn-in Expenditures, then Newmont will sell its interest in the property to the Company for US$2,000,000, which may be partially payable in shares of the Company, at the discretion of the Company (Note 10c).

4. Mineral properties - *continued*

a) Wilco - Newmont Property - *continued*

Newmont's interest in the property will then be reduced to an NSR of 2% to 5%, calculated on a sliding scale depending on the price of gold at the time of production, in respect of gold, silver and platinum group metals production and a 3.5% NSR in respect of all other mineral production. The Newmont NSR will be offset by any other existing underlying NSRs, to a minimum of 2%. A portion of the property is also subject to a 2% NSR payable to Western States Minerals Corporation.

The Company may terminate the Agreement at any time after it has spent the first US$600,000, and upon 60 days notice. Newmont may terminate the agreement on 60 days notice if the Company defaults on any of its obligations.

In December 2006, the Company acquired another nine mining claims to add to the Wilco-Newmont property in Pershing County, Nevada, by way of staking. The Company owns 100% of these new claims.

On March 21, 2007, the Company signed a letter agreement with H&M Mining, Inc. to lease the Valley View mining claim, Pershing County, Nevada. The initial lease is for 20 years, subject to the Company's option to extend the lease for a further two 20 year periods. An NSR of 1% to 3%, depending on the price of gold at the time of production, is payable in respect of mineral production. All minimum payments made, and NSRs paid, can be applied to the option purchase price of US$1,000,000. The Company is obligated to make the following minimum payments on this claim:

		Amount	
Initial payment	US$	10,000	Requirement met
By March 21, 2008		15,000	Requirement met
By March 21, 2009		20,000	
By March 21, 2010		25,000	
By March 21, 2011		40,000	
By March 21, 2012 and every year thereafter		40,000	

b) Coal Canyon Property

In August 2006, the Company acquired, through staking, 204 Lode Mining Claims in Pershing County, Nevada. The Company owns 100% of these claims.

c) Gold Ridge Property

In November 2006, the Company acquired, through staking, 127 Lode Mining Claims in Pershing County, Nevada. The Company owns 100% of these claims.

4. Mineral properties - *continued*

d) Jessup Project

On September 27, 2007, the Company acquired the Jessup project from Midway Gold Corp. ("Midway"). The Jessup project is comprised of 36 unpatented mining claims owned by Midway and one patented mining claim and 99 unpatented mining claims held under various leases.

In consideration the Company issued a total of 2,000,000 units of the Company to Midway (Note 7j). Each unit comprises one common share and one-half of one non-transferable common share purchase warrant. Each warrant is exercisable into one common share of the Company at a price of $1.00 until September 28, 2009. A fair value of $164,560 was assigned to these warrants, using the Black Scholes Option Pricing Model based on a risk free interest rate of 4.16%, a volatility rate of 115% and an expected time to exercise of two years. The shares comprising the Units are subject to additional resale restrictions over two years commencing September 28, 2007, with 20% of the shares to be released for resale on September 28, 2007 and 6, 12, 18, and 24 months thereafter.

The Company also reimbursed Midway for the costs incurred in connection with the Jessup Project (US$246,367), which included US$29,000 in advance royalty payments to underlying claim owners and US$17,367 in claim maintenance fees.

The underlying lease obligations on the 96 unpatented Snowwave claims are:

		Amount	
Monthly in 2007	US $	6,000	Requirement met
Monthly in 2008		7,000	
Monthly in 2009		8,000	
Monthly in 2010 and every month thereafter		9,000	

The underlying lease obligations on the other three unpatented Mough claims are:

		Amount	
In 2008	US $	8,000	Requirement met
In 2009		9,000	
In 2010, and every year thereafter		10,000	

The underlying lease obligation on the patented Victory claim is:

		Amount
In 2008 up to and including 2010	US $	5,000
In 2011 up to and including 2015		10,000
In 2016 up to and including 2020		20,000
In 2021 and every year thereafter		30,000

These claims are subject to production royalties ranging between 1% and 5%. The 96 unpatented claims are also subject to a 1.6% net smelter return royalty. The Company may also purchase some of the properties and portion of the production royalties for amounts ranging from between US$250,000 and US$3 million, depending on the property, when the option is exercised or the purchase is made.

4. Mineral properties - *continued*

e) Jessup Project - *continued*

The Company has also expanded the size of the property by staking 73 new unpatented mining claims.

f) Lincoln Hill - Project

On November 7, 2007, the Company entered into a letter of intent ("LOI") with Mountain Gold Exploration, Inc. ("MGE") and Lane Griffin (collectively, the Lessors) for the lease of certain properties and mineral rights owned or controlled by the Lessors. The property is comprised of one patented lode claim and 34 unpatented mining claims, of which 28 claims are owned by the Lessors and seven claims are controlled by MGE pursuant to an underlying option agreement. The lease is for 20 years, renewable on certain conditions.

The Company is required to make the following advanced royalty payments to the Lessors to be credited towards the Lessors' NSR:

		Amount	Number of shares	
On signing the LOI Agreement	US$	50,000	100,000	Requirement met
November 2008		60,000	100,000	
November 2009		65,000	100,000	
November 2010		70,000	150,000	
November 2011		75,000	150,000	
November 2012		80,000	150,000	
Each year thereafter		80,000		

In addition, the Company is required to make the following minimum exploration expenditures:

		Amount
By November 2008	US$	100,000
By November 2009		200,000
By November 2010		300,000
By November 2011		500,000
By November 2012		1,000,000

The Company also paid US$5,770 that remained under the underlying option agreement. The Company is also required to make quarterly payments for the lease agreement assigned to the Company. The Company paid US$1,227 during 2007 and US$2,029 subsequent to Decemeber 31, 2007 as payments on this agreement. The Lessors retain a 4% NSR on the property, 1% of which the Company may purchase for US$1 million during the first seven years of the lease, and an additional 1% NSR which may be purchased for US$3 million during the first 10 years of the lease. The Lessors also reserve the right to explore for and mine certain other minerals on the property.

5. Other capital assets

	Cost	Accumulated amortization	Net book value as at December 31, 2007
Computer equipment	$ 24,236	$ 8,951	$ 15,285
Computer software	8,303	5,176	3,127
Office furniture and equipment	54,255	11,549	42,706
Exploration equipment	2,025	207	1,818
Leasehold improvements	18,530	3,707	14,823
Vehicle	2,998	483	2,515
	$ 110,347	$ 30,073	$ 80,274

	Cost	Accumulated amortization	Net book value as at December 31, 2006
Computer equipment	$ 13,919	$ 644	$ 13,275
Computer software	1,855	355	1,500
Office furniture and equipment	43,211	1,502	41,709
Leasehold improvements	18,530	-	18,530
	$ 77,515	$ 2,501	$ 75,014

6. Reclamation bond

The Company has a US$49,296 reclamation bond as of December 31, 2007, placed with the Bureau for Land Management in Nevada (December 31, 2006 - $Nil).

7. Share capital

Authorized: unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

Issued and fully paid:	Number of common shares	Amount	Contributed surplus
Issued for cash on incorporation (Note 7a)	6,000,000	$ 60	$ -
Issued for mineral property interests (Note7b)	5,000,000	500,000	-
Issued for private placements (Note 7c)	8,417,000	841,700	4,209
Share issue costs (Note 7c)		(3,541)	
Stock-based compensation	-	-	55,423
Share subscriptions	-	-	643
Balance as at December 31, 2006	19,417,000	1,338,219	60,275
Issued for private placements (Note 7d)	700,000	280,000	-
Shares cancelled (Notes 3 and 7e)	(5,500,000)	-	
Additional consideration paid for principals' shares (Notes 3 and 7f)	-	27,445	-
Additional consideration paid for non-principals' founders' shares (Notes 3 and 7g)	-	12,495	-
Reduction in deemed value of shares issued for mineral property interest (Notes 3 and 7h)		(250,000)	-
Issued for private placement (Note 7i)	668,867	300,990	-
Initial public offering (Note 8)	10,562,750	4,066,805	1,464,362
Issued for mineral property interest (Notes 5d and 7j)	2,000,000	900,000	164,650
Issued for mineral property interest (Note 5e and 7k)	100,000	46,000	-
Share issue costs	-	(884,651)	-
Stock-based compensation	-	-	241,152
Balance as at December 31, 2007	27,948,617	$ 5,837,303	$ 1,930,439

a) On April 13, 2006, the Company issued 6,000,000 common shares at a price of $0.00001 per share to its founders (Notes 3, 7e, 7f and 7g).

b) During the period ended December 31, 2006, the Company issued 5,000,000 common shares for the Wilco property (Notes 3, 5a and 7e). In accordance with generally accepted accounting principles, these shares were valued at $0.10 per share on the basis of the cash private placement made by the Company during the same period (Note 7c and h).

c) On July 31, 2006, the Company closed a private placement for $841,700, consisting of 8,417,000 common shares at a price of $0.10 per share.

d) On January 22, 2007, the Company closed a private placement for 700,000 common shares at a price of $0.40 per share. The share issue cost totalled $1,822.

7. Share capital – *continued*

e) On March 30, 2007, 5,500,000 shares were surrendered for cancellation. 2,500,000 had been issued for mineral property interests, 2,750,000 for founders' shares issued to principals of the Company, and 250,000 for founders' shares issued to non-principals of the Company.

f) Principals of the Company paid an additional $27,445 for their founders' shares, such that each share was issued at a price of $0.01.

g) Non-principals of the Company paid an additional $12,495 for their founders' shares, such that each share was issued at a price of $0.05.

h) The cancellation of one-half of the shares issued for the mineral property interests necessitated a corresponding reduction of one-half of the deemed value of the shares issued for that property.

i) On May 7, 2007, the Company closed a private placement for 668,867 common shares at a price of $0.45 per share, raising a total of $300,990. Share issue costs totalled $24,375.

j) On September 28, 2007 the Company issued 2,000,000 units on the acquisition of the Jessup property (Note 5d). Each unit comprised one common share of the Company and one-half of one non-transferable share purchase warrant exercisable into one share of the Company at a price of $1.00 until September 28, 2009. A fair value of $164,560 was assigned to these warrants based on the Black-Scholes Option Pricing Model using a risk-free interest rate of 4.16%, an expected life of two year, expected volatility of 103% and an expected dividend of nil. .

k) On November 30, 2007, the Company issued 100,000 shares on the acquisition of the Lincoln Hill property.

Warrants

	Number of warrants	Weighted average exercise price
Issued and outstanding, December 31, 2006	-	$ -
Issued during the year	6,281,375	0.79
Outstanding , December 31, 2007	6,281,375	$ 0.79

The number of warrants outstanding as at December 31, 2007 is:

Expiry date	Exercise price	Number of warrants	Weighted average exercise price	Weighted average remaining contractual life (years)
July 19, 2009	$ 0.75	5,000,000	$ 0.75	1.55
July 19, 2009	0.75	281,375	0.75	1.55
September 28, 2009	1.00	1,000,000	1.00	1.75
		6,281,375	$ 0.79	1.58

7. **Share capital** – *continued*

Brokers' options

	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)
Issued and outstanding, December 31, 2006	-	$ -	
Issued during the year (Note 8)	900,000	0.50	July 19, 2009
Outstanding, December 31, 2007	900,000	$ 0.50	

Stock options

Effective September 5, 2006, the Company adopted a stock option plan. Under this plan, the Company may grant up to 10% of its outstanding common shares to its directors, officers, employees and consultants. The exercise price of the share purchase options will be no less than the closing price of the shares on the Exchange on the business day immediately before the date of granting the option, unless the Exchange permits discounts, or allows some other minimum exercise price. Options will expire five years from the date granted.

	Number of options	Weighted average exercise price
Granted and outstanding, December 31, 2006	1,040,000	$ 0.48
Granted during the year	1,285,000	0.47
Outstanding , December 31, 2007	2,325,000	$ 0.48

The number of options outstanding as at December 31, 2007 is:

	Options outstanding				Options exercisable	
Expiry date	Exercise price	Number of options	Weighted average exercise price	Weighted average remaining contractual life (years)	Number of options	Weighted average exercise price
October 12, 2011	$ 0.40	215,000	$ 0.40	3.78	161,250	$ 0.40
October 12, 2011	$ 0.50	825,000	0.50	3.78	618,750	0.50
January 19, 2012	$ 0.40	100,000	0.40	4.05	50,000	0.40
January 19, 2012	$ 0.50	150,000	0.50	4.05	75,000	0.50
March 14, 2012	$ 0.50	200,000	0.50	4.21	100,000	0.50
July 19, 2012*	$ 0.50	390,000	0.50	4.55	97,500	0.50
October 18, 2012	$ 0.45	445,000	0.45	4.80	111,250	0.45
		2,325,000	$ 0.48	4.17	1,213,750	$ 0.48

* 300,000 of these options subsequently expired.

7. Share capital - *continued*

Stock-based compensation

The weighted average grant-date fair value of stock options granted during the year ended December 31, 2007 and the period from incorporation, April 13, 2006 to December 31, 2006 was $0.32 and $0.20, respectively.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following weighted average assumptions:

	2007	2006
Risk-free interest rate	4.28 %	4.08 %
Expected volatility	100 %	90 %
Expected years of option life	5 years	5 years
Expected dividends	$Nil	$Nil

During the year ended December 31, 2007, under the fair-value-based method, $241,152 (from April 13, 2006 (incorporation) to December 31, 2006 - $55,423) in stock-based compensation expense was recorded in the consolidated statements of operations for the options which vested during the period.

Escrowed shares

A total of 3,250,000 shares were placed in escrow in accordance with the escrow agreement dated July 3, 2007. Subsequently, 812,500 shares were released leaving a balance of 2,437,500 shares held in escrow.

8. Initial Public Offering

On July 19, 2007, the Company completed its initial public offering ('Offering"). The Offering consisted of 10,000,000 units at a price of $0.50 per unit, raising gross proceeds of $5,000,000. Each unit consisted of one common share of the Company and one-half of one transferable common share purchase warrant. Each warrant is exercisable into one common share of the Company at a price of $0.75 per share until July 19, 2009. A fair value of $1,149,862 was assigned to these warrants.

The Company had entered into an agency agreement with Pacific International Securities Inc. (the "Agent"). The Agent was granted compensation options to purchase a total of 900,000 common shares of the Company at a price of $0.50 until July 19, 2009. The fair value of $249,793 was assigned to these warrants.. In addition, the Agent was paid a commission and corporate finance fee of $93,625 and 562,750 units of the Offering at a deemed issue price of $0.50 per unit. A fair value of $64,708 was assigned to these warrants.

Black-Scholes Option Pricing model was used to determine the fair value of these warrants based on a risk-free interest rate of 4.69%, an expected life of two year, expected volatility of 103% and an expected dividend of nil.

The other expenses incurred on the Offering totalled $233,662.

9. Related party transactions

Related party transactions are recorded at the exchange amount as agreed to by the parties, as follows:

a) The Company incurred share issue costs and filing fees of $172,433, and legal fees of $32,000 with a legal firm of which the Corporate Secretary is a partner. As at December 31, 2007, $9,771 (December 31, 2006 - $Nil) was owed to this firm.

b) The Company incurred accounting and administrative fees of $63,500 (from April 13, 2006 (incorporation) to December 31, 2006 - $22,500) with a company of which the Chief Financial Officer is the President and a director. As at December 31, 2007, $5,300 (December 31, 2006 - $5,300) was owed to this company.

c) The Company incurred $113,555 (from April 13, 2006 (incorporation) to December 31, 2006 - $10,960) for rent and administrative expenses on behalf of a company with directors in common. As of December 31, 2007, $Nil (December 31, 2006 - $10,960) was owed by this company.

10. Commitments and contingencies

a) The Company has commitments under operating leases for its premises in Vancouver, British Columbia, for an approximate annual rent of $93,000 until December 31, 2011, and in Reno, Nevada, for a minimum annual rent of US$30,960 until July 31, 2009. Another company which has directors in common with the Company reimburses the Company one-half of the rent for the Vancouver office (Note 9c).

b) On June 1, 2007, the Company entered into an investor relations agreement with Buick Group Corp. ("Buick Group"). The Company agreed to pay Buick Group $7,500 a month for its services, and granted stock options to acquire up to 300,000 common shares at an exercise price of $0.50 a share until July 19, 2012. The agreement was terminated subsequent to year end, and the related options have subsequently expired.

c) As disclosed in Note 5a, if Newmont does not exercise the joint venture option by the 120th day of receipt of a feasibility study from the Company, elects not to proceed with the joint venture after the joint venture agreement is signed, or fails to complete the Phase 1 Earn-in Expenditures, Newmont will be obligated to sell its interest in the property to the Company for US$2,000,000, which may be partially payable in shares at the discretion of the Company.

11. Operating segment information

The Company operates in one industry segment within two geographical areas, Canada and Nevada, United States. The mineral properties are held solely in the Nevada, United States segment.

The following table shows the capital assets attributable to each operating segment:

	2007	2006
Canada	$ 43,312	$ 49,294
Nevada, United States	36,962	25,720
	$ 80,274	$ 75,014

12. Income taxes

The Company's future income tax assets and liabilities relate to the following:

	December 31, 2007	December 31, 2006
Future income tax assets		
Equipment	$ 4,433	$ -
Mineral properties	568,599	-
Tax loss carry-forwards	320,709	51,000
Total future income tax assets	893,741	51,000
Valuation allowance	(893,741)	(51,000)
Net future income tax assets	$ -	$ -

A reconciliation of the provision for recovery of income taxes is as follows:

	Year ended December 31, 2007	Period from incorporation, April 13, 2006 to December 31, 2006
Loss before income taxes	$ 2,578,359	$ 394,543
Canadian statutory tax rates	34.12%	34.1%
Recovery of income taxes based on combined statutory tax rates	$879,736	$134,500
Deduct:		
Lower effective tax rates in foreign jurisdictions	(2,113)	(1,000)
Tax effect of current period losses not recognized	(273,110)	(51,000)
Tax effect of amounts not deducted for tax purposes	(604,513)	(82,500)
Income tax recovery	$ -	$ -

At December 31, 2007, the Company has non-capital losses for income tax purposes of approximately $1.1 million that may be used to offset future taxable income. These losses, if not utilized, will expire in the following years:

2026	$204,000
2026	$883,000

13. Subsequent events

On February 6, 2008, the Company entered into option agreement with Barrick Gold Exploration Inc. to acquire the Keystone South property consisting of 207 unpatented lode claims. Pursuant to the agreement, the Company may acquire a 60% interest in the property by incurring minimum exploration expenditures totalling US$1 million over four years. The first US$150,000 in exploration expenditures must be incurred by January 2009, with the remaining expenditures at the discretion of the Company. Upon the Company exercising the option, Barrick may elect to enter into a 40/60 joint venture with the Company, with the Company holding 60%, or divest all of its interest in the Property to the Company in return for a 2% NSR. This agreement does not contain a back-in clause.

On April 1, 2008, the Company entered into an investor relations agreement with Renmark Financial Communications Inc. The Company agreed to pay Renmark $7,000 a month for its services. The initial agreement is for one year, but may be terminated by the Company after September 30, 2008, after 30 days written notice. Renmark may terminate the agreement at any time upon giving the Company 30 days written notice. The agreement is subject to Exchange acceptance.

14. Comparative amounts

The comparative amounts have been reclassified where necessary to conform the presentation used in the current years.

Rye Patch
GOLD CORP.

RYE PATCH GOLD CORP.

MANAGEMENT DISCUSSION AND ANALYSIS
for the year ended December 31, 2007

Date of Report

The following Management Discussion and Analysis ("MD&A") for Rye Patch Gold Corp. ("Rye Patch" or the "Company") is prepared as of April 21, 2008 and should be read in conjunction with the audited consolidated financial statements ("Financial Statements") and related notes for the year ended December 31, 2007, and the period from incorporation, April 13, 2006 to December 31, 2006. Except as noted, all dollar amounts contained in this MD&A and in the financial statements are in Canadian dollars.

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), as described in Note 1 to the Financial Statements. This is consistent with prior periods.

Management's Responsibility for Financial Statements

The information provided in this MD&A, including the Financial Statements, is the responsibility of management.

Company Overview

Rye Patch Gold Corp. is a development stage company engaged in the acquisition and exploration of quality gold properties located in the politically stable mining state of Nevada, United States of America. The Company is designed to provide its shareholders with exceptional leverage to a rising gold price. The Company's business plan is to increase its gold ounces in the ground through continued acquisition of resource projects and through organic growth on its existing project portfolio, but not to go into production on its own. Over the past year and a half, the Company acquired interests in four projects covering over 78 square kilometres within Nevada's prolific gold trends. The company controls two advance-stage resource projects – Wilco and Jessup - and has acquired two early-stage stage projects with well defined drill targets and resource potential - Gold Ridge/ Lincoln Hill and Keystone South projects. Through 2007, as the price of gold moved higher, Rye Patch completed exploration activities on all its projects and engineering studies at the Wilco and Jessup projects. Rye Patch's common shares trade in Canada on the TSX Venture Exchange (Exchange) under the symbol "RPM" and its warrants trade on Exchange under the symbol "RPM.WT".

The following table provides a breakdown of the Issuer's independently estimated mineral resources by project and category:

Table 1: Mineral Resources (Gold and Gold Equivalent)

AREA	Cutoff	Indicated			Inferred		
		Tons (x 1,000)	Au Opt	Au oz	Tons (x 1,000)	Au Opt	Au oz
WILCO	**variable**	8,640	0.028	240,000	3,300	0.039	130,000
JESSUP	**variable***	5,423	0.022	154,000	1,265	0.017	27,000
TOTAL	**variable**	**14,063**	**0.028**	**394,000**	**4,565**	**0.034**	**157,000**

* Jessup resource estimate includes Au equivalent ounces

Overall Performance

The Company completed its initial public offering (IPO) on July 19, 2007, and commenced trading on the Exchange on July 23, 2007. The IPO raised gross proceeds of $5,000,000, by issuing 8,000,000 units at a price of $0.50 per unit, together with the full exercise of an over-allotment option for an additional 2,000,000 units. Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant, with each whole warrant entitling the holder thereof to purchase one common share at a price of $0.75 for a period of two years from the closing date. The funds raised are primarily being used to conduct the Phase I exploration program on the Wilco Property.

Starting in July, the Company completed a total of 9,310 metres of reverse circulation drilling and 915 metres of core drilling on the Wilco project. The Company released all reverse circulation and core drillhole results from the 2007 drill program. The drilling program achieved its stated goals of: 1) expanding the known Colado and Willard resource areas; 2) identifying high-grade gold mineralization along the mapped east-west structural corridors; and 3) making a new discovery in the Section Line target area near the old Willard mine. The 2007 drill results will be incorporated into a new Willard and Colado resource estimate that will be completed in the second quarter of 2008. Additional drilling has been planned and budgeted starting in the summer of 2008.

The Company acquired 100% ownership in two additional properties in 2007. The first, the Jessup project, was acquired through a purchase agreement with Midway Gold. Rye Patch completed a National Instrument 43-101 compliant resource estimate in the fourth quarter of 2007. At this time, the project is being mapped and sampled with the intent of drilling in the summer of 2008.

The second project acquired in 2007 was the Lincoln Hill property. This property is adjacent to and contiguous with the Company's 100% owned Gold Ridge property. The Company is acquiring 100% control in the Lincoln Hill project through an option agreement with several local Nevada prospectors.

A further property was acquired in the first quarter of 2008 from Barrick in Nevada's prolific Cortez Gold Trend. This property consisting of 6.5 square miles is a joint venture opportunity with Rye Patch earning a 60% equity interest in the project through expenditure of US$1 million over four years.

Selected Annual Information

The following is a summary of the Company's financial results for the Company's last two completed financial years:

	2007	2006
Total revenues	Nil	Nil
Net loss	$2,578,359	$394,543
Basic loss per share (1)	$0.13	$0.03
Total assets	$4,888,934	$1,330,914
Total long term liabilities	Nil	Nil
Dividends declared	Nil	Nil

Loss per share on a diluted basis is not disclosed as it is anti-dilutive due to losses incurred.

All financial data has been prepared according to GAAP, in the Company's reporting currency of Canadian dollars.

Results of Operations

Dr. Radu Conelea, AIPG Certified Professional Geologist #06871, the Company's Chief Geologist, is the Qualified Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program and has reviewed the technical disclosure in this MD&A.

Wilco property

The Company's Wilco project is located 160 kilometres northeast of Reno, Nevada -- the largest city in northern Nevada -- along the main transportation artery of Interstate 80. The project contains two gold resource areas – Willard and Colado.

On September 6, 2007, the Company released an updated resource estimate for the two resource areas. The updated resource increase the Wilco project gold resource 118% from the original resource estimate published in the Company's prospectus. Steven Ristorcelli, P.Geo. and Paul Tietz, C.P.Geo, of Mine Development Associates (MDA) of Reno, Nevada have completed the resource estimate for the Wilco property. The following table summarizes the results:

Table 2: Wilco Resources (Gold)

AREA	Cutoff	Indicated			Inferred		
		Tons (x 1,000)	Au Opt	Au oz	Tons (x 1,000)	Au Opt	Au oz
COLADO	**variable**	4,750	0.032	150,000	660	0.027	20,000
WILLARD	**variable***	3,890	0.022	90,000	2,640	0.040	110,000
TOTAL	**variable**	**8,640**	**0.027**	**240,000**	**3,300**	**0.037**	**130,000**

Starting in July and finishing in October 2007, the Company completed a phase-one drill program totalling 9,310 metres in 48 reverse circulation drillholes and 915 metres in 4 core holes. The majority of the drilling, 38 reverse circulation drillholes and 4 core were completed in the Willard resource area, and 10 reverse circulation drillholes were completed in the Colado resource area. The results of this drill defined a new discovery in the Section Line target within the Willard mine area. This new discovery has significant upside potential and will likely add to the known resources in the area.

Using a 0.34g/t gold cutoff for interval 3 metres or greater, 83% of the reverse circulation drillholes (WR-001 to WR-048) intersected gold mineralization. From a total footage of 9,310 metres, 1,020 metres equaling 10.95% of the drilled footage was above 0.34g/t gold.

The following tables summarize the results of the reverse circulation and core drilling:

Table 3: Wilco Reverse Circulation Drill Results

WILCO PROJECT: 2007 REVERSE CIRCULATION DRILL PROGRAM (WR-001 to WR-022)											
Drillhole	Target Area	Au oz/ton	Hole interval feet	From feet	To feet	TD (feet)	Au g/tonne	Hole interval metres	From metres	To metres	TD (metres)
WR-001	Section Line	0.018	10	295	305	745	0.62	3.0	90.0	93.0	227.1
WR-001	Section Line	0.016	10	325	335		0.56	3.0	99.1	102.1	
WR-001	Section Line	0.016	25	580	605		0.56	7.6	176.8	184.4	
WR-001	Section Line	0.024	10	645	655		0.82	3.0	196.6	199.6	
WR-002	Section Line	0.073	45	225	270	665	2.49	13.7	68.6	82.3	202.7
Including		0.439	5	225	230		15.05	1.5	68.6	70.1	
WR-002	Section Line	0.017	35	570	605		0.58	10.7	173.7	184.4	
WR-003	Section Line	0.080	70	220	290	665	2.74	21.3	67.1	88.4	202.7
Including		0.318	10	220	230		10.90	3.0	67.1	70.1	
WR-003	Section Line	0.030	45	565	610		1.02	13.7	172.2	185.9	
WR-004	Section Line	0.042	40	320	360	735	1.44	12.2	97.5	109.7	224.1
Including		0.185	5	320	325		6.34	1.5	97.5	99.1	
WR-004	Section Line	0.020	80	625	705		0.68	24.4	190.5	214.9	
WR-005	Section Line	0.017	80	230	310	750	0.58	24.4	70.1	94.5	228.7
WR-005	Section Line	0.024	85	600	685		0.83	25.9	182.9	208.8	
WR-006	E-W Draw	0.015	15	105	120	400	0.50	4.6	32.0	36.6	122.0
WR-006	E-W Draw	0.016	75	135	210		0.54	22.9	41.1	64.0	
WR-007	E-W Draw	0.031	80	100	180	600	1.05	24.4	30.5	54.9	182.9
Including		0.103	5	160	165		3.53	1.5	48.8	50.3	
WR-008	E-W Draw	0.029	10	285	295	500	0.99	3.0	86.9	89.9	152.4
WR-009	E-W Draw	0.028	15	165	180	400	0.96	4.6	50.3	54.9	122.0
WR-009	E-W Draw	0.043	50	240	290		1.46	15.2	73.2	88.4	
WR-010	E-W Draw	0.030	10	200	210	450	1.04	3.0	60.1	64.0	137.2
WR-010	E-W Draw	0.010	20	220	240		0.35	6.1	67.1	73.2	
WR-010	E-W Draw	0.010	10	245	255		0.35	3.0	74.7	77.7	
WR-010	E-W Draw	0.029	80	285	365		0.98	24.4	86.9	111.3	
WR-010	E-W Draw	0.021	30	400	430		0.71	9.1	121.9	131.1	
WR-011	E-W Draw	NSV				400	NSV				122.0
WR-012	E-W Draw	0.011	35	540	575	585	0.37	10.7	164.6	175.3	178.4
WR-013	E-W Draw	0.019	30	250	280	765	0.65	9.1	76.2	85.4	233.2
WR-014	Willard Hill	0.014	50	0	50	685	0.48	15.2	0.0	15.2	208.8
WR-015	Willard Hill	0.010	10	0	10	385	0.34	3.0	0.0	3.0	117.3
WR-015	Willard Hill	0.016	25	25	50		0.54	7.6	7.6	15.2	
WR-015	Willard Hill	0.025	10	360	370		0.86	3.0	109.7	112.8	
WR-016	Willard Hill	NSV				750	NSV				228.6
WR-017	Willard Hill	0.010	10	10	20	600	0.36	3.0	3.0	6.1	182.9
WR-017	Willard Hill	0.036	10	110	120		1.23	3.0	33.5	36.6	
WR-018	Willard Hill	0.016	10	80	90	735	0.53	3.0	24.4	27.4	224.0
WR-019	Willard Hill	0.014	15	85	100	600	0.50	4.6	25.9	30.5	182.9
WR-020	Willard Hill	0.011	15	25	40	450	0.38	4.6	7.6	12.2	137.2
WR-020	Willard Hill	0.015	45	90	135		0.51	13.7	27.4	41.1	
WR-021	Willard Hill	0.010	10	120	130	1345	0.34	3.0	36.6	39.6	410.0
WR-021	Willard Hill	0.017	10	335	345		0.58	3.0	102.1	105.2	
WR-021	Willard Hill	0.024	15	400	415		0.82	4.6	121.9	126.5	
WR-022	Willard Hill	0.022	15	125	140	645	0.75	4.6	38.1	42.7	196.6
WR-022	Willard Hill	0.015	65	265	330		0.51	19.8	80.8	100.6	

NSV = No Significant Values

Table 4: Wilco Reverse Circulation Drill Results (Continued)

WILCO PROJECT: 2007 REVERSE CIRCULATION DRILL PROGRAM (WR-022 to WR-040)												
Drillhole	Target Area	Au oz/ton	Hole interval feet	From feet	To feet	TD (feet)	Au g/tonne	Hole interval metres	From metres	To metres	TD (metres)
WR-023	Section Line	0.021	65	500	565	645	0.70	19.8	152.4	172.2	196.6
WR-024	Section Line	0.027	10	215	225		0.93	3.0	65.5	68.6	
WR-024	Section Line	0.116	10	245	255	645	3.98	3.0	74.7	77.7	196.6
WR-024	Section Line	0.012	15	580	595		0.41	4.6	176.8	181.4	
WR-025	E-W Draw	NSV				905	NSV				275.8
WR-026	E-W Draw	0.014	35	280	315	605	0.48	10.7	85.3	96.0	184.4
WR-027	E-W Draw	NSV				900	NSV				274.3
WR-028	Section Line	0.011	30	305	335		0.38	9.1	93.0	102.1	
WR-028	Section Line	0.029	20	410	430	700	0.99	6.1	125.0	131.1	213.4
WR-028	Section Line	0.018	105	565	670		0.62	32.0	172.2	204.2	
WR-029	Section Line	0.015	30	540	570	650	0.51	9.1	164.6	173.7	198.1
WR-030	Willard Hill	0.012	135	180	315	485	0.41	41.15	54.86	96.01	147.8
WR-031	South Pit	0.015	10	140	150		0.51	3.05	42.67	45.72	
WR-031	South Pit	0.017	45	180	225	545	0.58	13.72	54.86	68.58	166.1
WR-031	South Pit	0.021	15	390	405		0.72	4.57	118.87	123.44	
WR-032	Section Line	0.014	45	315	360		0.48	13.7	96.0	109.7	
WR-032	Section Line	0.015	40	445	485	650	0.51	12.2	135.6	147.8	198.1
WR-032	Section Line	0.018	85	500	585		0.62	25.9	152.4	178.3	
WR-033	South Pit	0.016	20	170	190		0.55	6.1	51.8	57.9	
WR-033	South Pit	0.013	25	270	295		0.45	7.6	82.3	89.9	
WR-033	South Pit	0.015	15	425	455	605	0.51	9.1	129.5	138.7	184.4
WR-033	South Pit	0.054	15	530	545		1.85	4.6	161.5	166.1	
Including		0.125	5	530	535		4.29	1.5	161.5	163.1	
WR-034	Section Line	NSV				675	NSV				205.7
WR-035	Colado	0.016	15	100	115	500	0.55	4.6	30.5	35.1	152.4
WR-035	Colado	0.028	20	270	290		0.96	6.1	82.3	88.4	
WR-036	Colado	0.038	10	215	225		1.30	3.0	65.5	68.6	
WR-036	Colado	0.012	20	310	330	500	0.41	6.1	94.5	100.6	152.4
WR-036	Colado	0.012	40	370	410		0.41	12.2	112.8	125.0	
WR-037	Colado	0.012	20	70	90		0.41	6.1	21.3	27.4	
WR-037	Colado	0.015	10	145	155	485	0.51	3.0	44.2	47.2	147.8
WR-037	Colado	0.011	10	175	185		0.38	3.0	53.3	56.4	
WR-038	Colado	0.012	10	160	170		0.41	3.0	48.8	51.8	
WR-038	Colado	0.011	25	180	205	565	0.38	7.6	54.9	62.5	172.2
WR-038	Colado	0.014	70	240	310		0.48	21.3	73.2	94.5	
WR-038	Colado	0.015	20	340	360		0.51	6.1	103.6	109.7	
WR-039	Colado	0.014	55	55	110		0.48	16.8	16.8	33.5	
WR-039	Colado	0.012	10	155	165	555	0.41	3.0	47.2	50.3	169.2
WR-039	Colado	0.018	50	230	280		0.62	15.2	70.1	85.3	
WR-039	Colado	0.015	10	410	420		0.51	3.0	125.0	128.0	
WR-040	Colado	0.011	20	65	85		0.38	6.1	19.8	25.9	
WR-040	Colado	0.015	15	130	145		0.51	4.6	39.6	44.2	
WR-040	Colado	0.052	75	230	305	545	1.78	22.9	70.1	93.0	166.1
Including		0.144	10	275	285		4.94	3.0	83.8	86.9	
WR-040	Colado	0.015	10	360	370		0.51	3.0	109.7	112.8	

NSV = No Significant Values

Table 5: Wilco Reverse Circulation Drill Results (Continued)

WILCO PROJECT: 2007 REVERSE CIRCULATION DRILL PROGRAM (WR-041 to WR-048)											
Drillhole	Target Area	Au oz/ton	Hole interval feet	From feet	To feet	TD (feet)	Au g/tonne	Hole interval metres	From metres	To metres	TD (metres)
WR-041	Section Line	0.031	60	670	730	1,000	1.06	18.3	204.2	222.5	304.8
WR-041	Section Line	0.040	75	775	850		1.37	22.9	236.2	259.1	
Including		0.126	15	780	795		4.32	4.6	237.7	242.3	
WR-042	Section Line	0.026	100	280	380	750	0.89	30.5	85.3	115.8	228.6
WR-042	Section Line	0.103	5	360	365		3.53	1.5	109.7	111.3	
WR-042	Section Line	0.026	85	645	730		0.89	25.9	196.6	222.5	
WR-043	Section Line	0.015	10	215	225	750	0.51	3.0	65.5	68.6	228.6
WR-043	Section Line	0.011	10	270	280		0.38	3.0	82.3	85.3	
WR-043	Section Line	0.025	35	385	420		0.86	10.7	117.3	128.0	
WR-043	Section Line	0.037	40	570	610		1.27	12.2	173.7	185.9	
WR-044	Section Line	0.011	20	220	240	850	0.38	6.1	67.1	73.2	259.1
WR-044	Section Line	0.053	45	525	570		1.82	13.7	160.0	173.7	
Including		0.100	5	545	550		3.43	1.5	166.1	167.6	
WR-045	Area 46	NSV				600	NSV				182.9
WR-046	Area 46	0.014	65	265	330	645	0.48	19.8	80.8	100.6	196.6
WR-046	Area 46	0.014	65	345	410		0.48	19.8	105.2	125.0	
WR-047	Area 46	NSV				550	NSV				167.6
WR-048	Area 46	0.033	10	305	315	600	1.13	3.0	93.0	96.0	182.9

NSV = No Significant Values

Table 6: Wilco Core Drill Results

WILCO PROJECT: 2007 CORE DRILLING PROGRAM (WRC-001 to WRC-004)											
Drillhole	Target Area	Au oz/ton	Hole interval feet	From feet	To feet	TD (feet)	Au g/tonne	Hole interval metres	From metres	To metres	TD (metres)
WRC-001	Section Line	0.045	41.5	229.0	270.5	704.0	1.54	12.6	69.8	82.4	214.6
Including		**0.156**	**9.0**	**233.0**	**242.0**		**5.35**	**2.7**	**71.0**	**73.8**	
WRC-001	Section Line	0.015	34.5	598.0	632.5		0.51	10.5	182.3	192.8	
WRC-002	Section Line	0.012	50.0	199.0	249.0	733.5	0.41	15.2	60.7	75.9	223.6
WRC-002	Section Line	0.024	6.5	447.5	454.0		0.82	2.0	136.4	138.4	
WRC-002	Section Line	0.036	35.0	556.0	591.0		1.23	10.7	169.5	180.1	
WRC-003	Section Line	0.030	33.5	201.5	235.0	685.0	1.03	10.2	61.4	71.6	208.8
WRC-003	Section Line	0.036	16.0	574.0	590.0		1.23	4.9	175.0	179.8	
WRC-004	Section Line	0.015	15.0	222.0	237.0	879.0	0.51	4.6	67.7	72.2	268.0
WRC-004	Section Line	0.011	29.0	302.0	331.0		0.38	8.8	92.0	100.9	
WRC-004	Section Line	0.030	176.0	536.0	712.0		1.03	53.6	163.4	217.0	
Including		**0.040**	**76.0**	**536.0**	**612.0**		**1.37**	**23.2**	**163.4**	**186.5**	
Including		**0.107**	**16.0**	**536.0**	**552.0**		**3.67**	**4.9**	**163.4**	**168.2**	

NSV = No Significant Values

As a result of this highly successful 2007 drill program, the Company commissioned an update of the Colado and Willard resource estimates. This new estimate is anticipated in mid-May of 2008. In addition, the company has approved a US$750,000 follow-up drilling program to address the potential of the Section Line discovery and follow up on additional target areas within the 3,440 hectares property position.

Jessup property

On September 27, 2007, the Company acquired a 100% right, title and interest to the Jessup property in Churchill County, Nevada from Midway Gold Corp. Rye Patch expanded the size of the property by the staking of 73 new unpatented mining claims. The property now covers a total of 1,425 hectares. In addition, a private landowner has been approached to joint venture their intervening "checkerboard" lands to consolidate the gold district.

The Company issued 2,000,000 units to Midway as consideration for the acquisition of the property. Each unit comprises one common share and one-half of one non-transferable common share purchase warrant, with each whole warrant entitling Midway to purchase one share for a period of 24 months from the closing date of the purchase and sale of the Jessup project at an exercise price of CAD$1.00 The Company also reimbursed Midway for costs incurred in connection with the Jessup project in the amount of approximately US$246,367, which includes advance royalty payments to underlying claim owners and claim maintenance fees. The shares comprising the Units are subject to additional resale restrictions over two years commencing September 28, 2007, with 20% of the shares released on that date and every six months thereafter, in addition to the Exchange's four month hold period.

Steven Ristorcelli, P.Geo. and Paul Tietz, C.P.Geo, of Mine Development Associates (MDA) of Reno, Nevada have completed the resource estimate for the Jessup property. The following table summarizes the results:

Table 7: Jessup Mineral Resources (Gold and Silver)

Cut off (oz Au/ t)	Tons	Grade (oz Au/t)	Gold Ounces	Silver (oz Ag/t)	Silver Ounces	Gold and Gold Equivalent Ounces	Class
Variable	5,423,000	0.022	120,000	0.31	1,655,000	**154,000**	Indicated
Variable	1,265,000	0.017	22,000	0.23	286,000	**27,000**	Inferred

The above tabulated resource is based on a gold grade cutoff of 0.01 oz Au/t for oxide, 0.015 oz Au/t for mixed material, and 0.025 oz Au/ton for all unoxidized mineralization. The gold equivalent portion of the resource was calculated using gold ounces plus silver ounces divided by 50 (Gold and Gold Equivalent Ounces = gold ounces + silver ounces/50). Metallurgical recoveries from the oxide and mixed material show that they are over 70% while the recovery from one unoxidized sample produced a poor result (12% Au recovery).

The estimate corroborates historic resource estimates on the project and provides evidence for upside potential along newly identified structural and lithologic gold controls. One such geologic gold control is the occurrence of gold associated rhyolite volcanic domes. The margin of the northwest trending dome complex has not been tested and opens up a new geologic interpretation for gold traps on the project. Another structural control is the presence of high-grade gold (>5g/t) along northeast striking vein sets. Rye Patch has identified and sampled two of these vein zones that have returned multiple high-grade gold assays.

The reported gold resource estimate is based on 3-D geologic models that incorporated over 17,000 individual gold and silver assays from 290 drillholes and 36 trenches totalling 106,935 feet. MDA constructed cross sections, spaced 50 to 100 feet apart through the entire resource area and surroundings. Drillhole information, including host lithology, oxidation state, alteration, and gold and silver values, along with the digital topography, was plotted on the cross sections and a 3-D geologic model was constructed.

MDA classified the Jessup resources by a combination of distance to the nearest sample and the number of samples used to estimate a block. The block model was constructed with blocks measuring 25 feet by 25 feet by 20 feet (high). Estimation used partial blocks based on long section interpretations to simulate vertical dilution if mined on 20-foot high benches.

Recent rock chip sampling completed by Rye Patch's technical team has returned gold values from altered outcrops found on the property. Of the 34 samples taken, six returned values greater than 4 grams per ton and two returned values greater than 16 grams per ton.

Geologic mapping and sampling activities at the Jessup project are continuing. Recent rock chip sampling completed by Rye Patch's technical team has returned gold values from altered outcrops found on the property. Of the 34 samples taken, six returned values greater than 4 grams per ton and two returned values greater than 16 grams per ton. The resource areas show zones of open mineralization which have not yet been drilled, as well as several new zones. The Company is planning a 3,000-metre drill program to address these new targets which will potentially expand and connect the known gold resource areas. The program is envisioned to start in mid-summer with results expected in the fall of 2008. The exploration program is budgeted at US$550,000.

Lincoln Hill/Gold Ridge property

In November 2007 the Company entered into a letter agreement with Mountain Gold Exploration, Inc. (MGE) and Lane Griffin (Lane) (collectively the Lessors) for the lease of certain properties and mineral rights owned or controlled by MGE and Lane located in the Lincoln Hill area of Pershing County, Nevada. This property is comprised of one patented lode claim and 34 unpatented mining claims encompassing a total of 718 acres, of which 28 claims are owned by the Lessors and seven claims are controlled by MGE pursuant to an underlying option agreement between MGE and the underlying claim owners. The lease will be for a term of 20 years, renewable on certain conditions.

The Lincoln Hill property consolidates our land position within the Goldridge project to 3,276 acres, and securely positions the Company along the Spring Valley gold trend. Mapping and sampling will focus on the high grade structures and a 2,000-metre drill program is planned to commence in late summer with results expected in the fall. The cost of the total exploration program is US$400,000.

In the interim the Company has completed an evaluation and interpretation of past exploration work at this property, located within the Rochester mining district within 4 miles west of the Rochester silver and gold mine and roughly 3 miles southwest of Midway Gold's Spring Valley discovery. The project is underlain by the prospective volcanic and sedimentary rocks of the Koipato Group which hosts the majority of the gold and silver mineralization in the district. The Rochester mining district has produced a total of 4.5 million oz. of gold and 130 million oz. of silver.

The majority of the previous exploration work at Lincoln Hill was conducted by Newmont Mining Corp. (2001-2003) and Coeur Rochester Inc (1988-1990). Rye Patch Gold's evaluation of this work includes re-logging of Newmont drillholes, construction of drillhole cross-sections and interpretation of previous surface and underground sampling programs. Based on this analysis, the project contains potential for a bulk-tonnage gold deposit similar to the Rochester Silver Mine and the Spring Valley discovery. The significant gold/silver targets are summarized below.

At the Lincoln Hill Mine Area, Newmont's underground channel sampling at the Lincoln Hill Mine indicates the presence of bulk-tonnage gold and silver mineralization immediately adjacent to the historically mined high-grade stops. Table 1 summarizes the bulk-tonnage gold and silver rock-chip channel sample intervals.

TABLE 1: LINCOLN HILL MINE UNDERGROUND CHANNEL SAMPLE COMPOSITES				
Interval	Au g/t	Ag g/t	Au+Au Eq g/t	Length metres
GXB-5737-5738-LHRC	5.144	3.255	5.203	6.10
Including	**10.013**	**3.018**	**10.068**	**3.05**
GXB-5719-LHRC	0.686	1.710	0.717	3.05
GXB-5716-LHRC	0.420	2.340	0.463	7.62
GXB-5707-09-LHRC	0.780	1.710	0.811	1.83
Including	**10.013**	**14.299**	**10.273**	**1.22**
GXB-5703-06-LHRC	1.628	4.688	1.714	19.51
GXC-0001-0007-LHRC	2.533	11.105	2.735	21.03
Including	**9.293**	**no data**		**3.05**
Including	**4.218**	**9.533**	**4.391**	**3.05**
GXC-0009-0011-LHRC	4.873	7.405	5.008	6.71
Including	**8.551**	**10.243**	**8.737**	**3.66**
GXC-0012-0016-LHRC	0.728	9.047	0.893	13.72
GXC-0018-0019-LHRC	0.700	27.163	1.194	7.62
GXC-0029-0030-LHRC	0.492	6.895	0.617	11.73
GXC-0035-0037-LHRC	0.984	11.005	1.185	16.15
GXC-0047-0051-LHRC	0.394	6.472	0.512	28.65
GXC-0055-0058-LHRC	0.776	6.964	0.903	20.73
GXB-7439-7440-LHRC	0.530	62.158	1.660	12.19

Similar to the Spring Valley discovery, the gold-silver mineralization at the Lincoln Hill mine is associated with quartz and quartz-tourmaline veins, altered intrusives and local silicification of the wall rocks. The Lincoln Hill Mine mineralization appears to be controlled by the intersection of northeast-trending faults and a low-angle, northwest-trending dike swarm. The above geologic features are key components for a bulk-tonnage, gold and silver mineral deposit in the district.

The second bulk-tonnage gold and silver target is the Ridge Gold Anomaly. Detailed grid and outcrop rock sampling along the ridge located north of the Lincoln Hill mine indicates an east-west trending gold anomaly nested within a larger silver anomaly. The gold anomaly, ranging from 0.1 g/t Au to 5.7 g/t Au, extends 1,000-metres east-west and is up to 90-metres wide. This anomaly lies north of the Lincoln Hill Mine and appears to represent a major east-west mineralized trend open to the east. In the past the gold anomaly was tested with only three shallow vertical holes collared near the margin of the anomalous area.

The silver anomaly, ranging 2 g/t Ag to 380 g/t Ag, covers an area of 1,000-metres in length and is 35 to 300-metres in width. The anomaly was locally tested with shallow drilling and is open to the north, south and west. Detailed geologic and structural mapping, additional sampling, and drill testing of the gold and silver anomalies are planned.

Additional gold and silver targets are located on the 100% owned Gold Ridge property which surrounds and is adjacent to the Lincoln Hill project. A 1.5-kilometre long structural zone has returned surface rock-chip gold anomalies. Additional mapping and sampling are planned as a follow up.

Keystone South property

The Company executed an exploration option agreement with Barrick Gold Exploration Inc. in respect of the Keystone South property located south of the Cortez Joint Venture within the Cortez Gold Trend. This property consists of 207 unpatented lode claims covering 6.5 square miles, and contains key features that are known to control and localize gold along this major Nevada gold belt. The Keystone South project represents an early stage property within one of Nevada's premier gold belts – the Cortez Trend. Barrick Gold has consolidated the Cortez district located immediately to the north of the project. The crown jewel of the Cortez area is the Cortez Hills deposit which hosts a multi-million ounce gold deposit. The Cortez gold trend is geologically and structurally similar to the better-known 100 million ounce of gold Carlin trend. Past exploration within the Cortez trend has taken a back seat to exploration advancements and expenditures seen on the Carlin trend but is thought to have similar potential. The geologic features believed to be beneath the Keystone South project are considered by the Company to make this a great exploration opportunity.

The geologic team is compiling known information and will start field work this spring. A budget of US$150,000 is planned to define drill targets on the project to be followed up with drilling.

Asset retirement obligations

Reclamation bonds are posted in an escrow account with the State of Nevada as a standard permitting procedure. The bond is released once reclamation is completed and the Bureau of Land Management (BLM) and/or State Reclamation office signs off on the reclamation. To date, the Company has reclaimed its disturbances once operations are complete. In addition, the Company has had partial sign off on some of the Wilco reclamation from the BLM; however, the bond will remain in place as RPM plans additional work on the Wilco project. This bond will likely be added to as the new permits are submitted to the BLM and State of Nevada. Also, new bonding will be required as the Company permits road building, Drilling and other operation at Jessup, Lincoln hill/ Gold Ridge and Keystone South. At this point in time, the Company has not provided for reclamation and restoration costs in its financial statements as the amount is immaterial.

Other

During the quarter, the Company employed Karen Robb as Manager of Investor Relations. Ms. Robb is responsible for marketing and shareholder communications, promotional materials, mining conferences, website management and all other tasks relating to the promotion of the Company. The Company granted Ms. Robb a stock option to purchase up to 50,000 common shares of the Company at an exercise price of $0.45 per share. The Company also granted a further 395,000 stock options to directors, consultants and employees of the company at a price of $0.45 per share.

Subsequent to year end, the Company announced that it has ended its business relationship with The Buick Group, its investor relations consultant.

On April 1, 2008, the Company entered into an investor relations agreement with Renmark Financial Communications Inc. The Company agreed to pay Renmark $7,000 a month for its services. The initial agreement is for one year, but may be terminated by the Company after September 30, 2008, after 30 days written notice. Renmark may terminate the agreement at any time upon giving the Company 30 days written notice. The agreement is subject to Exchange acceptance.

Operating Activities

For the three months ended December 31, 2007 compared with the three months ended December 31, 2006:

The Company recorded a net loss for the fourth quarter of 2007 of $552,720(loss per share - $0.03) compared to $331,614 (loss per share - $0.02) in the fourth quarter of 2006. The Company expensed $272,604 in exploration costs (2006 – $183,896). This amount was primarily spent on drilling the Wilco property. Administrative expenses totaled $320,221 (2006 – $150,994) with stock-based compensation accounting for $103,066 (2006 - $55,423) of these costs. Stock based compensation expense does not reflect an outlay of cash. Of the total spent on administrative expenses, $47,248 was spent on management fees (2006 - $Nil); $27,536 on wages and bonuses (2006 - $13,049), $40,542 was spent on office and administration (2006 - $13,907), and $18,393 on rent (2006 - $19,511), all of which reflect the Company's increase in activities over the same period in the prior year. During the quarter, the Company engaged the services of an investor relations firm, as a result investor relation expenditures increased to $52,878 (2006 - $3,870).

For the year ended December 31, 2007 compared with the year ended December 31, 2006:

The Company recorded a net loss for the year ended December 31, 2007, of $2,578,359 (from April 13, 2006 (incorporation) to December 31, 2006 - $394,543). The Company expensed $1,540,027 in exploration costs (from April 13, 2006 (incorporation) to December 31, 2006 - $183,896) of which $1,488,991 was spent on the Wilco property. The largest portions of the exploration costs were spent on conducting drilling ($859,853) and geological costs ($390,100) on the Wilco property. Nominal amounts were also spent on the exploration of the Coal Canyon, Gold Ridge, Jessup and Lincoln Hill properties.

Administrative expenses totaled $1,106,492 (from April 13, 2006 (incorporation) to December 31, 2006 - $219,494) with stock-based compensation accounting for $241,152 (from April 13, 2006 (incorporation) to December 31, 2006 - $55,423) of these costs. This expense does not reflect an outlay of cash. Of the total spent on administrative expenses, $100,000 (from April 13, 2006 (incorporation) to December 31, 2006 - $32,500) was spent on accounting and audit expenses, and $94,015 (From April 13, 2006 (incorporation) to December 31, 2006 - $34,486) on office and administration. Wages amounted to $231,535 (from April 13, 2006 (incorporation) to December 31, 2006 - $30,094), and management fees of $97,188 (from April 13, 2006 (incorporation) to December 31, 2006 - $Nil) were paid to the Company's President and its Chairman. The Company's expenditures in all areas have increased significantly over the comparative period as the Company is now fully-operational and is listed and trading on the Exchange. In fiscal 2007, the Company engaged an investor relations firm to provide investor awareness and a shareholder information program. As a result, investor relation fees totaled $101,623 (from April 13, 2006 (incorporation) to December 31, 2006 - $3,985).

Reconciliation of the Use of Proceeds raised under the IPO prospectus:

The table below details the proposed use of proceeds of the funds raised by the prospectus dated June 21, 2007, versus the actual use of proceeds to date (i.e., for the approximately six months since the closing of the IPO):

		Proposed Use of Proceeds	Actual Use of Proceeds	Difference
1.	To pay the balance of the estimated remaining costs of the IPO (including balance of the corporate finance fee)	$150,000	$217,179	($67,179)
2.	To conduct the recommended Phase I exploration program on the Wilco project (1)	$1,209,100	$1,401,966	($192,866)
3.	To pay North American Diversified Resources Corporation (NADR) the balance owing pursuant to the Wilco assignment agreement	$133,750	$131,385	$2,365
4.	To evaluate and acquire other mineral properties or interests therein (2)	$200,000	$273,632	($73,632)
5.	To cover the estimated general and administrative expenses for 12 months following the IPO (3)	$789,000	$533,419	$255,581
6.	To provide general working capital to fund ongoing operations	$1,638,150	$45,000	$1,593,150
	Total	**$4,120,000**	**$2,602,581**	**$1,517,419**

(1) Ongoing exploration and holding expenses for the five months following the IPO.

(2) Jessup Property Acquisition

(3) General and administrative expenses from August to December, following the IPO.

Note that the above budget is for a year.

Summary of Quarterly Results

The following is a summary of the Company's financial results for the past seven quarters back to the incorporation of the Company:

	2007				2006		
	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total other revenue	$40,105	$23,677	$2,169	$2,209	$3,276	$5,228	$798
Net loss	$552,720	$1,500,315	$281,315	$244,009	$331,614	$29,556	$33,373
Basic loss per share (1)	$0.03	$0.06	$0.02	$0.03	$0.02	$0.00	$0.00

(1) Loss per share on a diluted basis is not disclosed as it is anti-dilutive due to losses incurred.

The expenses incurred by the Company are typical of junior exploration companies that do not have established mineral reserves. Expenses are not incurred evenly over the quarters as a result of non-recurring activities or events.

Liquidity

On July 19, 2007, the Company completed its IPO consisting of 8,000,000 units ("Units") at a price of $0.50 per Unit, together with the full exercise of an over-allotment option for an additional 2,000,000 Units, resulting in gross proceeds of $5,000,000. Each Unit was comprised of one common share of the Company and one-half of one common share purchase warrant, with each whole warrant entitling the holder thereof to purchase one common share at a price of $0.75 for a period of two years from the closing date.

PI Financial Corp. ("PI Financial") acted as agent for the IPO and the Company granted PI Financial and its selling group compensation options to purchase a total of 900,000 common shares at a price of $0.50 for a period of two years from the closing date. In addition, PI Financial elected to be paid a portion of its 7% cash commission and corporate finance fee by way of Units at a deemed issue price of $0.50 per Unit, resulting in the issuance of a total of 562,750 Units to PI Financial.

The Company currently has sufficient cash on hand to complete the objectives set out in its IPO prospectus.

Historically the Company's capital resources have been limited to the amount raised for the sale of equity. The Company has relied primarily upon the sale of equity securities for cash required for exploration and development purposes, for acquisitions, and to fund the administration of the Company. Since the Company does not expect to generate any revenues in the near future, it will continue to rely primarily upon sales of its equity to raise capital. There can be no assurance that equity financing will always be available to the Company in any amount. Mining exploration is a capital-intensive business with periods of many years from initial exploration to any prospect of revenues. This nature of the mining business increases risks of insufficient capital resources above the risk level of many other businesses.

Contractual obligations

There have been no material changes in the Company's contractual obligations during the interim period that are outside of the ordinary course of the Company's business.

Capital Resources

The Company has obligations pursuant to option agreements it has entered into. While the Company has no contractual obligation to satisfy these obligations, it would forfeit any interest it may have earned to that date. Detailed terms of those agreements and the obligations are included in the Financial Statements.

The Company granted 395,000 stock options to directors, consultants and employees of the company at a price of $0.45 per share with an 18 month vesting period and five year expiry according to the terms of the Company's Stock Option Plan.

The Company's commitments with respect to its optioned properties are:

On the Wilco property:

Minimum expenditures on the Wilco – Newmont claim:

		Amount	
By December 15, 2007	US$	600,000	Requirement met
By December 15, 2008		100,000	Requirement met
By December 15, 2009		500,000	Requirement met
By December 15, 2010		1,800,000	
	US$	3,000,000	

Minimum payments on the Valley View mining claim:

		Amount	
Initial payment	US$	10,000	Requirement met
By March 21, 2008		15,000	Requirement met
By March 21, 2009		20,000	
By March 21, 2010		25,000	
By March 21, 2011		40,000	
By March 21, 2012 and every year thereafter		40,000	

On the Jessup property:

The underlying lease obligations on 96 unpatented Snowwave claims are:

		Amount	
Monthly in 2007	US $	6,000	Requirement met
Monthly in 2008		7,000	
Monthly in 2009		8,000	
Monthly in 2010 and every month thereafter		9,000	

The underlying lease obligations on three unpatented Mough claims are:

		Amount	
In 2008	US$	8,000	Requirement met
In 2009		9,000	
In 2010, and every year thereafter		10,000	

The underlying lease obligation on the patented Victory claim is:

		Amount
In 2008 up to and including 2010	US$	5,000
In 2011 up to and including 2015		10,000
In 2016 up to and including 2020		20,000
In 2021 and every year thereafter		30,000

On the Lincoln Hill property:

Under the agreement with MGE and Lane Griffin:

		Amount	Number of shares	
On signing the LOI Agreement	US$	50,000	100,000	Requirement met
November 2008		60,000	100,000	
November 2009		65,000	100,000	
November 2010		70,000	150,000	
November 2011		75,000	150,000	
November 2012		80,000	150,000	
Each year thereafter		80,000	-	

In addition, the Company is required to make the following minimum exploration expenditures:

		Amount
By November 2008	US$	100,000
By November 2009		200,000
By November 2010		300,000
By November 2011		500,000
By November 2012		1,000,000

The Company also paid US$5,770 that remained under the underlying option agreement. The Company is also required to make quarterly payments for the lease agreement assigned to the Company. The Company paid US$1,227 during 2007and US$2,029 subsequent to December 31, 2007, as payments on this agreement. The Lessors retain a 4% NSR on the property, 1% of which the Company may purchase for US$1 million during the first seven years of the lease, and an additional 1% NSR may be purchased for US$3 million during the first 10 years of the lease. The Lessors also reserve the right to explore for and mine andalusite, dumortierite and industrial minerals on the Property.

On the Keystone South property:

Pursuant to the option agreement, Rye Patch may acquire a 60% interest in the Property by incurring minimum exploration expenditures totalling US$1 million over four years. Rye Patch is obligated under the option agreement to make the first US$150,000 in exploration expenditures by January 2009, with the remaining expenditures at the election of Rye Patch. Upon Rye Patch exercising the option, Barrick may elect to enter into a joint venture with Rye Patch pursuant to which Barrick's interest in respect of the Property will be 40% (and Rye Patch's 60%), or otherwise elect not to enter into a joint venture with Rye Patch, in which case, Barrick will divest all of its interest in the Property to Rye Patch in return for a 2% net smelter return royalty. The agreement does not contain a back-in clause.

Transactions with Related Parties

During the quarter ended December 31, 2007, the Company entered into the following transactions with directors and officers of the Company:

a) The Company incurred share issue costs and filing fees of $172,433, and legal fees of $32,000 from a legal firm of which the Corporate Secretary is a partner. As at December 31, 2007, $9,771 was owed to this firm. These amounts were subject to normal trade terms.

b) The Company incurred accounting and administrative fees of $63,500 from a company of which the Chief Financial Officer is the President and a director. As at December 31, 2007, $5,300 was owed to this company. This amount is subject to normal trade terms.

c) The Company incurred $113,555 for rent and administrative expenses on behalf of a company with directors in common. As of December 31, 2007, $Nil was owed by this company. This amount is subject to normal trade terms.

Proposed Transactions

The Company is reviewing a number of other possible acquisition opportunities within established Nevada gold trends. The status of these negotiations varies between very advanced to establishing contact with the owners. The final outcome will be dependent on the ability of the parties to reach mutual and equitable agreement for each project opportunity.

Subsequent Events

Subsequently, the Company terminated its investor relations agreement with the Buick Group. The options issued to the Buick Group have subsequently expired.

On April 1, 2008, the Company entered into an investor relations agreement with Renmark Financial Communications Inc. The Company agreed to pay Renmark $7,000 a month for its services. The initial agreement is for one year, but may be terminated by the Company after September 30, 2008, after 30 days written notice. Renmark may terminate the agreement at any time upon giving the Company 30 days written notice. The agreement is subject to Exchange acceptance.

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company's accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgements and uncertainties inherent in the financial reporting process.

Critical accounting estimates used in the preparation of the Financial Statements include the Company's estimate of recoverable value of its mineral properties and related deferred expenditures as well as the value of stock-based compensation. All of these estimates involve considerable judgement and are, or could be, affected by significant factors that are out of the Company's control.

The Company expenses its exploration expenditures to operations as they are incurred, while it accounts for its mineral property interests on a project-by-project basis, by capitalizing the costs of acquisition. The acquisition costs are deferred until such time that the properties are placed into production or management determines impairment in the realizable value of the property(s) has occurred. If and when a mineral property is commissioned the associated deferred costs will be amortized on a systematic basis. If and when an impairment of a property is determined the value will be written-down to its realizable value. Properties are reviewed for impairment annually. A write-down may be required when a property is sold or abandoned, or exploration activity ceases on a property due to unsatisfactory results or there is insufficient funding to continue exploration on the property. The Company's recoverability of the recorded value of its mineral properties is based on market conditions for minerals, underlying mineral resources associated with the properties and future costs that may be required for ultimate realization through mining operations or by sale.

The Company follows GAAP in determining the value of stock option compensation, as disclosed in Note 2 to the Financial Statements. This is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of issued stock options before exercise, expiry or cancellation; and (2) expected volatility of the Company's share price in the expected hold period, using historical volatility or comparables as a reference. Given that there is no market for the options and they are not transferable, the resulting calculated value is not necessarily the value, which the holder of the option could receive in an arm's length transaction.

Financial Instruments and Other Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities, most of which are denominated in US dollars. These accounts are recorded at their fair value. The Company is at risk of financial loss as a result of foreign exchange movements against the Canadian dollar. The Company has certain commitments to acquire assets in foreign currencies and it incurs the majority of its exploration costs in foreign currencies, particularly the US dollar. Significant expenditures, principally for drilling, will also be denominated in US dollars. The Company may acquire foreign currencies to fix such costs in Canadian funds, if management considers it advantageous.

The carrying value of financial instruments which include cash, accounts receivable, prepaid expenses, accounts payable and accrued liabilities and advances due to related parties approximate fair value because of the short-term maturity of those instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Additional information

Additional information relating to the Company, including the Company's IPO prospectus, is on SEDAR at www.sedar.com and on the Company's website at www.ryepatchgold.com.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management's discussion and analysis, management evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

Internal Controls and Procedures

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the year ended December 31, 2007. Based on this evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

The internal controls have an inherit weakness in the area of management override and segregation of accounting duties, in that the accounting staff is small in number and it is not practical or cost effective to increase accounting personnel to enable the segregation of all accounting duties in a company of this size.

Risks and Uncertainties

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this document. The reader should also refer to the discussion of risks contained in the Company's IPO prospectus dated June 21, 2007.

Forward-Looking Statements

This MD&A contains forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Company's IPO prospectus. All statements in this MD&A, other than statements of historical fact, that address exploration drilling, exploitation activities and events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are not guarantees of future performance and actual results may differ materially. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

Outlook

Since the Company's IPO, Rye Patch Gold has completed a major (10,000 metre) drill program, acquired the Jessup resource project, updated the Wilco project gold resource, and completed the resource estimate on the Jessup project. Management is proud and pleased to point out that the Company has completed everything it said it would do in 2007, and there is every reason to believe Rye Patch is well positioned to achieve even greater success in 2008. Our plans to complete an update on the Wilco resource is on schedule for Q2 2008 and drilling is planned for Wilco, Jessup and Goldridge/Lincoln Hill starting in late spring to early summer of 2008. In addition, the Company will continue to seek gold opportunities that create shareholder value and leverage the gold price.

The Company's acquisition of the Jessup project is along the lines of its Nevada strategy to bring resource-based projects into the Company's portfolio. The Wilco, Jessup and Gold Ridge-Lincoln Hill properties are located along Interstate 80, allowing Rye Patch to increase its portfolio of properties along the I-80 corridor. This accumulation of resource-based projects along the main transportation artery of Nevada has potential to fill unused milling capacity for the major gold miners in Nevada.

Rye Patch has budgeted expenditures totalling US$1.85 million for its **Wilco**, **Jessup**, **Lincoln Hill/Gold Ridge**, and **Keystone South** projects. The four projects cover a total of over 78 square kilometers within some of the best exploration trends in Nevada. The majority of the work will be directed at drilling the new discovery at Wilco and expanding the gold resources at Jessup. Work on Lincoln Hill/Gold Ridge and Keystone South will be directed toward advancing and refining drill targets to a drill-ready stage.

Rye Patch's goal is to build a Nevada gold company with 3 to 5 million ounces of gold to its account over the next three years. This growth will be achieved through the acquisition of resource-based projects and organic growth in our existing project portfolio.

END